August 2015 Pricing Sheet dated August 28, 2015 relating to Preliminary Terms No. 446 dated August 20, 2015 Registration Statement No. 333-199966 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due August 31, 2018

All Payments on the Securities Based on the Worst Performing of the Common Stock of Apple Inc. and the Common Stock of Bank of America Corporation
Principal at Risk Securities

PRICING TERMS — August 28, 2015
Issuer:	JPMorgan Chase & Co.
Underlying stocks:	Common stock of Apple Inc. and common stock of Bank of America Corporation (each an “underlying stock”)
Aggregate principal amount:	$4,446,000
Early redemption:

If, on any of the determination dates (other than the first, second, third and final determination dates), the closing price of each underlying stock is greater than or equal to its initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any contingent payment date if the closing price of either underlying stock is below its initial stock price on the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•   If, on any determination date, the closing price of each underlying stock is greater than or equal to its downside threshold level, we will pay a contingent quarterly payment of $0.2163 (2.1625% of the stated principal amount) per security on the related contingent payment date.

•   If, on any determination date, the closing price of either underlying stock is less than its downside threshold level, no contingent quarterly payment will be payable with respect to that determination date. It is possible that one or both of the underlying stocks will remain below their respective downside threshold levels for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly payments.

Payment at maturity:	• If the final stock price of each underlying stock is greater than or equal to its downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price of either underlying stock is less than its downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the worst performing underlying stock equal to the exchange ratio of the worst performing underlying stock as of the final determination date. The cash value (or the value of those shares on the final determination date) will be less than 60% of the stated principal amount of the securities and could be zero.
Cash value:	The amount in cash equal to the product of (a) $10 divided by the initial stock price of the worst performing underlying stock and (b) the final stock price of the worst performing underlying stock, subject to adjustment in the event of certain corporate events affecting that underlying stock
Exchange ratio:	With respect to each underlying stock, the stated principal amount times the stock adjustment factor divided by the initial stock price of that underlying stock, which is 0.08827 with respect to the common stock of Apple Inc. and 0.61125 with respect to the common stock of Bank of America Corporation (subject to adjustments)
Downside threshold level:	With respect to the common stock of Apple Inc.: $58.34435, which is equal to 51.50% of its initial stock price
With respect to the common stock of Bank of America Corporation: $8.4254, which is equal to 51.50% of its initial stock price
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	August 28, 2015
Original issue date (settlement date):	September 2, 2015
Maturity date:	August 31, 2018, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
Terms continued on the following page
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.20(2)	$9.75
$0.05(3)
Total	$4,446,000.00	$111,150.00	$4,334,850.00

(1)	See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security.

The estimated value of the securities on the pricing date as determined by JPMS was $9.308 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 446 dated August 20, 2015: http://www.sec.gov/Archives/edgar/data/19617/000119312515297375/d61453dfwp.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free at (800) 869-3326.

Contingent Income Auto-Callable Securities due August 31, 2018

Based on the Worst Performing of the Common Stock of Apple Inc. and the Common Stock of Bank of America Corporation
Principal at Risk Securities

Terms continued from previous page:
Initial stock price:	With respect to each underlying stock, the closing price of that underlying stock on the pricing date, which was $113.29 with respect to the common stock of Apple Inc. and $16.36 with respect to the common stock of Bank of America Corporation
Final stock price:	With respect to each underlying stock, the closing price of that underlying stock on the final determination date
Worst performing underlying stock:	The underlying stock with the worst stock performance factor
Stock performance factor:	With respect to each underlying stock, the final stock price divided by the initial stock price
Stock adjustment factor:	The stock adjustment factor of each underlying stock is referenced in determining the closing price of one share of that underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor of each stock is subject to adjustment in the event of certain corporate events affecting that underlying stock.
Determination dates:	November 30, 2015, February 29, 2016, May 31, 2016, August 29, 2016, November 28, 2016, February 28, 2017, May 30, 2017, August 28, 2017, November 28, 2017, February 28, 2018, May 29, 2018 and August 28, 2018, subject to postponement for non-trading days and certain market disruption events. We also refer to August 18, 2018 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
CUSIP/ISIN:	48127V496 / US48127V4968
Listing:	The securities will not be listed on any securities exchange.

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